Exhibit 99.2

For analyst and media enquiries, please
call Sean O’Sullivan on +61 2 8274 5246

13 August 2012

1st quarter net operating profit US$43.8m

(excluding asbestos, ASIC expenses and tax adjustments)

James Hardie today announced a US$43.8 million net operating profit, excluding asbestos, ASIC expenses and tax adjustments, for the quarter ended 30 June 2012. This represents an increase of 11% compared to the corresponding quarter of the prior year.

Included in the current quarter is a US$5.5 million foreign exchange gain related to the repayment of an Australian dollar intercompany loan associated with the conclusion and settlement of the RCI case.

CEO Commentary

“Our US and European segment delivered improved operating earnings, reflecting a step-up in sales volume in the US and Europe in the first quarter, largely due to improved market conditions in the US,” said James Hardie CEO, Louis Gries.

“First quarter sales volume was up 17% versus last year and manufacturing performance was also favourable. We continue to build more expenses into the business to support market and business initiatives, based on our belief that a gradual and sustainable housing market growth is underway in the US.”

“In a deteriorating operating environment, the Australian business delivered a solid, though lower, contribution to group earnings when compared to the prior corresponding quarter.”

“Increased spending on organisational costs and research and development to fund strategic iniatives, along with a subdued Asia Pacific result, constrained the impact of the strong US top-line performance on the overall profitability of the group.” Mr Gries added.

In this Media Release, James Hardie may present financial measures, sales volume terms, financial ratios, and Non-US GAAP financial measures included in the Definitions section of this document starting on page 7. The company presents financial measures that it believes are customarily used by its Australian investors. Specifically, these financial measures, which are equivalent to or derived from certain US GAAP measures as explained in the definitions, include “EBIT”, “EBIT margin”, “Operating profit” and “Net operating profit”. The company may also present other terms for measuring its sales volume (“million square feet” or “mmsf” and “thousand square feet” or “msf”); financial ratios (“Gearing ratio”, “Net interest expense cover”, “Net interest paid cover”, “Net debt payback”, “Net debt (cash)”); and Non-US GAAP financial measures (“EBIT excluding asbestos and ASIC expenses”, “EBIT margin excluding asbestos and ASIC expenses”, “Net operating profit excluding asbestos, ASIC expenses and tax adjustments”, “Diluted earnings per share excluding asbestos, ASIC expenses and tax adjustments”, “Operating profit before income taxes excluding asbestos”, “Effective tax rate excluding asbestos and tax adjustments”, “EBITDA” and “General corporate costs excluding ASIC expenses and intercompany foreign exchange gain”). Unless otherwise stated, results and comparisons are of the 1st quarter of the current fiscal year versus the 1st quarter of the prior fiscal year.

Media Release: James Hardie – 1st Quarter FY13	1

Operating Performance

Total net sales for the quarter increased 8% to US$339.7 million, gross profit was up 2% to US$110.0 million and EBIT excluding asbestos and ASIC expenses increased 2% to US$57.7 million compared to the prior corresponding quarter. EBIT including asbestos and ASIC expenses for the quarter increased from US$17.5 million in the prior corresponding quarter to US$82.5 million in the first quarter of the current year.

1st Quarter at a Glance

US$ Millions	Q1 FY 2013	Q1 FY 2012	% Change

Net sales	$339.7	$313.6	8

Gross profit	110.0	108.2	2

EBIT excluding asbestos and ASIC expenses	57.7	56.5	2

AICF SG&A expenses	(0.3)	(0.6)	50

Asbestos adjustments	25.2	(38.2)	—

ASIC related expenses	(0.1)	(0.2)	50

EBIT	82.5	17.5	—

Net interest expense (income)	0.2	(1.0)	—

Other income (expense)	0.4	(1.5)	—

Income tax expense	(14.6)	(14.0)	(4)

Net operating profit	68.5	1.0	—

Earnings per share - diluted (US cents)	15.6	0.2	—

Net operating profit for the quarter was US$68.5 million, compared to US$1.0 million for the corresponding quarter of the prior year. Net operating profit excluding asbestos, ASIC expenses and tax adjustments increased 11% from US$39.4 million to US$43.8 million as shown in the table below.

The first quarter of the current year reflects favourable asbestos adjustments of US$25.2 million compared to unfavourable asbestos adjustments of US$38.2 million in the prior corresponding period. For the quarter ended 30 June 2012, the Australian dollar depreciated against the US dollar by 2% compared to a 4% appreciation during the corresponding period of last year.

Media Release: James Hardie – 1st Quarter FY13	2

US$ Millions	Q1 FY 2013	Q1 FY 2012	% Change

Net operating profit	$68.5	$1.0	—

Excluding:

Asbestos:
Asbestos adjustments	(25.2)	38.2	—
AICF SG&A expenses	0.3	0.6	(50)
AICF interest income	(1.1)	(0.5)	—
Tax expense related to asbestos adjustments	2.2	—	—

ASIC related expenses	0.1	0.2	(50)

Tax adjustments	(1.0)	(0.1)	—

Net operating profit excluding asbestos, ASIC expenses and tax adjustments	$43.8	$39.4	11

Diluted earnings per share excluding asbestos, ASIC expenses and tax adjustments (US cents)	10.0	9.0	11

Diluted earnings per share excluding asbestos, ASIC expenses and tax adjustments for the quarter increased 11% to US10.0 cents, compared to US9.0 cents in the corresponding quarter of the prior year.

USA and Europe Fibre Cement

According to the US Census Bureau, single family housing starts, which are one of the key drivers of the company’s performance, were 152,200 in the June 2012 quarter, 23% above the June 2011 quarter.

Against this background, USA and Europe Fibre Cement EBIT increased 5% for the quarter due to higher sales volume, lower input costs (primarily pulp) and lower freight costs, partially offset by a lower average net sales price and higher fixed manufacturing and organisational costs.

For the quarter, the average NBSK pulp price was 12% lower at US$900 per ton, compared to the corresponding quarter of last year. NBSK pulp prices reached a peak of US$1,035 per ton in June 2011.

Although the US housing market remains subdued, industry data during the quarter suggests signs of improvement in builder confidence and increased interest among potential homebuyers. The company expects the number of new single family homes constructed in 2012 to be higher than the prior year, but with the recovery expected to occur at a moderate pace over a protracted period, as the broader US housing industry contends with continuing tight credit conditions, excess inventories, low levels of consumer confidence and elevated levels of unemployment.

Media Release: James Hardie – 1st Quarter FY13	3

Asia Pacific Fibre Cement

US dollar net sales decreased 7% to US$87.7 million compared to the prior corresponding quarter. In Australian dollars, net sales decreased 2% primarily due to a reduction in sales volume.

According to Australian Bureau of Statistics data, the total number of new housing approvals (on an original basis) for the June quarter decreased 11% compared to the prior corresponding quarter. The reduction in new housing approvals reflects weaker consumer confidence and the continued slowing of the broader Australian economy.

Notwithstanding the softening operating environment, the Australian business delivered solid operating earnings in the quarter.

In New Zealand, the market continues to operate at subdued levels. Sales volume for the quarter was relatively flat when compared to the prior corresponding quarter.

The Philippines business contributed a solid result for the quarter, with modest gains in sales volume when compared to the prior corresponding quarter.

Cash Flow

Net cash provided by operating activities increased from US$22.0 million in the prior corresponding quarter to US$49.6 million for the quarter ended 30 June 2012. Net cash provided by operating activities in the prior corresponding quarter was unfavourably impacted by a non-recurring payment of withholding taxes of US$35.5 million arising from the company’s corporate structure simplification, as announced on 17 May 2011.

Net capital expenditure for the purchase of property, plant and equipment increased to US$14.9 million, from US$12.0 million in the prior corresponding quarter.

In the second quarter of fiscal year 2013, net operating cash flow will be unfavourably affected by a contribution to AICF of US$45.4 million, which was made on 2 July 2012, in accordance with the terms of the AFFA.

Outlook

In the US, some encouraging industry data points continued to emerge during the quarter, including increased stability of house values in recent periods, and the very early stages of a recovery in the US residential market appears to be underway.

The extent and rate of improvement, however, is uncertain as the US housing market continues to be inhibited by tight credit conditions, excess inventory, low levels of consumer confidence and elevated levels of unemployment.

In Australia, the market environment is deteriorating toward cyclical lows, reflecting an overall decline in confidence among Australian consumers.

The New Zealand market continues to operate at subdued levels, while the operating environment in the Philippines remains robust.

Pulp and freight costs are expected to remain at elevated levels when compared to historic long-term averages.

Media Release: James Hardie – 1st Quarter FY13	4

Full Year Earnings Guidance

The company notes the range of analysts’ forecast for net operating profit excluding asbestos for the year ending 31 March 2013 is between US$156 million and US$177 million. Management expects full year earnings excluding asbestos, ASIC expenses and tax adjustments to be in the range of US$140 million to US$160 million assuming, among other things, housing industry conditions remain stable and an average exchange rate of approximately US$1.01/A$1.00 applies for the balance of the year ending 31 March 2013. Management cautions that housing market conditions remain uncertain and notes that some input costs remain volatile. The comparable operating profit excluding asbestos, asset impairments, ASIC expenses and tax adjustments for fiscal year 2012 was US$140.4 million.

Capital Management and Dividends

On 23 July 2012, the company paid an ordinary dividend to shareholders of US38.0 cents per security, as announced on 21 May 2012. The total amount of the dividend was US$166.4 million.

On 23 January 2012, the company paid an interim ordinary dividend to shareholders of US4.0 cents per security. The total amount of the dividend was US$17.4 million.

On 21 May 2012, the company announced a new share buyback program to acquire up to 5% of its issued capital during the following twelve months. Administrative arrangements of the buyback have been completed and purchases may commence in the future depending on market conditions and pricing.

The company is continuing to explore options to improve capital efficiency through a more appropriately leveraged balance sheet and intends to provide a further update at its second quarter results announcement in November 2012.

Further Information

Readers are referred to the company’s Condensed Consolidated Financial Statements and Management’s Analysis of Results for the period ended 30 June 2012 for additional information regarding the company’s results, including information regarding income taxes, asbestos and contingent liabilities.

Changes in the company’s asbestos liability (including to reflect changes in foreign exchange rates), ASIC proceedings, income tax related issues and other matters referred to in the disclaimer at the end of this document may have a material impact on the company’s Consolidated Financial Statements. Readers are referred to Notes 7, 9 and 10 of the company’s 30 June 2012 Condensed Consolidated Financial Statements for more information about the company’s asbestos liability, ASIC proceedings and income tax related issues, respectively.

END

Media Release: James Hardie – 1st Quarter FY13	5

Media/Analyst Enquiries:

Sean O’ Sullivan	Telephone: +61 2 8274 5246
Vice President Investor and Media Relations	Email:
media@jameshardie.com.au

This Media Release forms part of a package of information about the company’s results. It should be read in conjunction with the other parts of the package, including Management’s Analysis of Results, the Management Presentation and the Condensed Consolidated Financial Statements. These documents, along with an audio webcast of the Management Presentation on 13 August 2012, are available from the Investor Relations area of James Hardie’s website at: www.jameshardie.com

The company routinely posts information that may be of importance to investors in the Investor Relations section of its website, including press releases, financial results and other information. The company encourages investors to consult this section of its website regularly.

The company filed its annual report on Form 20-F for the year ended 31 March 2012 with the SEC on 2 July 2012.

All holders of the company’s securities may receive, on request, a hard copy of our complete audited consolidated financial statements, free of charge. Requests can be made via the Investor Relations area of the company’s website or by contacting one of the company’s corporate offices. Contact details are available on the company’s website.

Media Release: James Hardie – 1st Quarter FY13	6

Definitions

Non-financial Terms

ABS – Australian Bureau of Statistics.

AFFA – Amended and Restated Final Funding Agreement.

AICF – Asbestos Injuries Compensation Fund Ltd.

ASIC – Australian Securities and Investments Commission.

ATO – Australian Taxation Office.

NBSK – Northern Bleached Softwood Kraft; the company’s benchmark grade of pulp.

Financial Measures – US GAAP equivalents

EBIT and EBIT margin – EBIT, as used in this document, is equivalent to the US GAAP measure of operating income. EBIT margin is defined as EBIT as a percentage of net sales.

Operating profit – is equivalent to the US GAAP measure of income.

Net operating profit – is equivalent to the US GAAP measure of net income.

Sales Volume

mmsf – million square feet, where a square foot is defined as a standard square foot of 5/16” thickness.

msf – thousand square feet, where a square foot is defined as a standard square foot of 5/16” thickness.

Financial Ratios

Gearing Ratio – Net debt (cash) divided by net debt (cash) plus shareholders’ equity.

Net interest expense cover – EBIT divided by net interest expense (excluding loan establishment fees).

Net interest paid cover – EBIT divided by cash paid during the period for interest, net of amounts capitalised.

Net debt payback – Net debt (cash) divided by cash flow from operations.

Net debt (cash) – short-term and long-term debt less cash and cash equivalents.

Return on Capital Employed – EBIT divided by gross capital employed.

Media Release: James Hardie – 1st Quarter FY13	7

Non-US GAAP Financial Measures

EBIT and EBIT margin excluding asbestos and ASIC expenses – EBIT and EBIT margin excluding asbestos and ASIC expenses are not measures of financial performance under US GAAP and should not be considered to be more meaningful than EBIT and EBIT margin. Management has included these financial measures to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations and provides useful information regarding its financial condition and results of operations. Management uses these non-US GAAP measures for the same purposes.

US$ Millions	Q1 FY 2013	Q1 FY 2012

EBIT	$82.5	$17.5

Asbestos:
Asbestos adjustments	(25.2)	38.2
AICF SG&A expenses	0.3	0.6

ASIC related expenses	0.1	0.2

EBIT excluding asbestos and ASIC expenses	57.7	56.5

Net sales	$339.7	$313.6

EBIT margin excluding asbestos and ASIC expenses	17.0%	18.0%

Net operating profit excluding asbestos, ASIC expenses and tax adjustments – Net operating profit excluding asbestos, ASIC expenses and tax adjustments is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than net income. Management has included this financial measure to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations. Management uses this non-US GAAP measure for the same purposes.

US$ Millions	Q1 FY 2013	Q1 FY 2012

Net operating profit	$68.5	$1.0

Asbestos:
Asbestos adjustments	(25.2)	38.2
AICF SG&A expenses	0.3	0.6
AICF interest income	(1.1)	(0.5)
Tax expense related to asbestos adjustments	2.2	—

ASIC related expenses	0.1	0.2

Tax adjustments	(1.0)	(0.1)

Net operating profit excluding asbestos, ASIC expenses and tax adjustments	$43.8	$39.4

Media Release: James Hardie – 1st Quarter FY13	8

Diluted earnings per share excluding asbestos, ASIC expenses and tax adjustments – Diluted earnings per share excluding asbestos, ASIC expenses and tax adjustments is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than diluted earnings per share. Management has included this financial measure to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations. Management uses this non-US GAAP measure for the same purposes.

US$ Millions	Q1 FY 2013	Q1 FY 2012
Net operating profit excluding asbestos, ASIC expenses and tax adjustments	$43.8	$39.4

Weighted average common shares outstanding - Diluted (millions)	438.5	438.7

Diluted earnings per share excluding asbestos, ASIC expenses and tax adjustments (US cents)	10.0	9.0

Effective tax rate excluding asbestos and tax adjustments – Effective tax rate excluding asbestos and tax adjustments is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than effective tax rate. Management has included this financial measure to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations. Management uses this non-US GAAP measure for the same purposes.

US$ Millions	Q1 FY 2013	Q1 FY 2012

Operating profit before income taxes	$83.1	$15.0

Asbestos:
Asbestos adjustments	(25.2)	38.2
AICF SG&A expenses	0.3	0.6
AICF interest income	(1.1)	(0.5)

Operating profit before income taxes excluding asbestos	$57.1	$53.3

Income tax expense	(14.6)	(14.0)

Asbestos:
Tax expense related to asbestos adjustments	2.2	—
Tax adjustments	(1.0)	(0.1)

Income tax expense excluding tax adjustments	(13.4)	(14.1)

Effective tax rate excluding asbestos and tax adjustments	23.5%	26.5%

Media Release: James Hardie – 1st Quarter FY13	9

EBITDA – is not a measure of financial performance under US GAAP and should not be considered an alternative to, or more meaningful than, income from operations, net income or cash flows as defined by US GAAP or as a measure of profitability or liquidity. Not all companies calculate EBITDA in the same manner as James Hardie has and, accordingly, EBITDA may not be comparable with other companies. Management has included information concerning EBITDA because it believes that this data is commonly used by investors to evaluate the ability of a company’s earnings from its core business operations to satisfy its debt, capital expenditure and working capital requirements.

US$ Millions	Q1 FY 2013	Q1 FY 2012

EBIT	$82.5	$17.5
Depreciation and amortisation	15.4	16.2

Adjusted EBITDA	$97.9	$33.7

General corporate costs excluding ASIC expenses and Intercompany foreign exchange gain – General corporate costs excluding ASIC expenses and intercompany foreign exchange gain is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than general corporate costs. Management has included these financial measures to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations and provides useful information regarding its financial condition and results of operations. Management uses these non-US GAAP measures for the same purposes.

US$ Millions	Q1 FY 2013	Q1 FY 2012
General corporate costs	$4.4	$7.7

Excluding:
ASIC related expenses	(0.1)	(0.2)
Intercompany foreign exchange gain	5.5	—

General corporate costs excluding ASIC expenses and intercompany foreign exchange gain	$9.8	$7.5

Media Release: James Hardie – 1st Quarter FY13	10

Forward-Looking Statements

This Media Release contains forward-looking statements. James Hardie may from time to time make forward-looking statements in its periodic reports filed with or furnished to the SEC, on Forms 20-F and 6-K, in its annual reports to shareholders, in offering circulars, invitation memoranda and prospectuses, in media releases and other written materials and in oral statements made by the company’s officers, directors or employees to analysts, institutional investors, existing and potential lenders, representatives of the media and others. Statements that are not historical facts are forward-looking statements and such forward-looking statements are statements made pursuant to the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995.

Examples of forward-looking statements include:

•	statements about the company’s future performance;

•	projections of the company’s results of operations or financial condition;

•	statements regarding the company’s plans, objectives or goals, including those relating to strategies, initiatives, competition, acquisitions, dispositions and/or our products;

•	expectations concerning the costs associated with the suspension or closure of operations at any of the company’s plants and future plans with respect to any such plants;

•	expectations that the company’s credit facilities will be extended or renewed;

•	expectations concerning dividend payments and share buy-backs;

•	statements concerning the company’s corporate and tax domiciles and structures and potential changes to them, including potential tax charges;

•	statements regarding tax liabilities and related audits, reviews and proceedings;

•	statements as to the possible consequences of proceedings brought against the company and certain of its former directors and officers by the Australian Securities and Investments Commission (ASIC);

•

expectations about the timing and amount of contributions to Asbestos Injuries Compensation Fund (AICF), a special purpose fund for the compensation of proven Australian asbestos-related personal injury and death claims;

•	expectations concerning indemnification obligations;

•

statements regarding the company’s ability to manage legal and regulatory matters (including but not limited to product liability, environmental, intellectual property and competition law matters) and to resolve any such pending legal and regulatory matters within current estimates and in anticipation of certain third-party recoveries; and

•

statements about economic conditions, such as economic or housing recovery, the levels of new home construction and home renovations, unemployment levels, changes in consumer income, changes or stability in housing values, the availability of mortgages and other financing, mortgage and other interest rates, housing affordability and supply, the levels of foreclosures and home resales, currency exchange rates, and builder and consumer confidence.

Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “aim,” “will,” “should,” “likely,” “continue” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Readers are cautioned not to place undue reliance on these forward-looking statements and all such forward-looking statements are qualified in their entirety by reference to the following cautionary statements.

Forward-looking statements are based on the company’s current expectations, estimates and assumptions and because forward-looking statements address future results, events and conditions, they, by their very nature, involve inherent risks and uncertainties, many of which are unforeseeable and beyond the company’s control. Such known and unknown risks, uncertainties and other factors may cause actual results, performance or other achievements to differ materially from the anticipated results, performance or achievements expressed, projected or implied by these forward-looking statements. These factors, some of which are discussed under “Risks Factors” in Section 3 of the Form 20-F filed with the Securities and Exchange Commission on 2 July 2012, include, but are not limited to: all matters relating to or arising out of the prior manufacture of products that contained asbestos by current and former James Hardie subsidiaries; required contributions to AICF, any shortfall in AICF and the effect of currency exchange rate movements on the amount recorded in the company’s financial statements as an asbestos liability; governmental loan facility to AICF; compliance with and changes in tax laws and treatments; competition and product pricing in the markets in which the company operates; the consequences of product failures or defects; exposure to environmental, asbestos, putative consumer class action or other legal proceedings; general economic and market conditions; the supply and cost of raw materials; possible increases in competition and the potential that competitors could copy the company’s products; reliance on a small number of customers; a customer’s inability to pay; compliance with and changes in environmental and health and safety laws; risks of conducting business internationally; compliance with and changes in laws and regulations; the effect of the transfer of the company’s corporate domicile from The Netherlands to Ireland to become an Irish SE including employee relations, changes in corporate governance and potential tax benefits; currency exchange risks; dependence on customer preference and the concentration of the company’s customer base on large format retail customers, distributors and dealers; dependence on residential and commercial construction markets; the effect of adverse changes in climate or weather patterns; possible inability to renew credit facilities on terms favourable to the company, or at all; acquisition or sale of businesses and business segments; changes in the company’s key management personnel; inherent limitations on internal controls; use of accounting estimates; and all other risks identified in the company’s reports filed with Australian, Irish and US securities agencies and exchanges (as appropriate). The company cautions you that the foregoing list of factors is not exhaustive and that other risks and uncertainties may cause actual results to differ materially from those in forward-looking statements. Forward-looking statements speak only as of the date they are made and are statements of the company’s current expectations concerning future results, events and conditions.

Media Release: James Hardie – 1st Quarter FY13	11